UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 3, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:August 3, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales continue growth trend in July 2015

Key Highlights:

  Passenger cars grew by 27%, leb by sales of Bolt, Zest and GenXNano
  M&HCVs and Exports continued to grow by 21% and 16% respectively in July 2015

  Mumbai, August 01, 2015:Tata Motors continued to witness strong year-on-year growth in certain key segments in July 2015, with passenger cars (excluding UV's), M&HCV and Exports, growing by 27%, 21% and 16%, respectively, with the total sale of Tata Motors passenger and commercial vehicles (including exports) at 40,154 vehicles in July 2015, growing by 1% over 39,629 vehicles sold in July 2014. The domestic sale of Tata commercial and passenger vehicles for July 2015 were at 35,076 nos., a decline of 1% over 35,266 vehicles sold in July 2014.

  Cumulative sales (including exports) for the fiscal at 1,56,664 nos., are higher by 5% over 1,49,633 vehicles, sold last year.

  Passenger Vehicles

  In July 2015, Tata Motors passenger vehicles recorded a year-on-year growth of 13%, with sales of 10,389 nos., compared to 9,167 nos.

  The growth trend was driven by the cars segment, specifically the new launches of Zest, Bolt and the new GenX Nano. The sale of the passenger cars in July 2015 were higher by 27% at 8,520 nos., compared to 6,703 nos., in July 2014. UV sales declined by 24% at 1,869 nos., in July 2015.

  Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 42,038 nos., higher by 25% over last year.

  Commercial Vehicles

  In commercial vehicles, M&HCV sales continued to grow at 11,808 nos., higher by 21%, over July 2014. The Light & Small Commercial Vehicle sales however continued to reflect industry decline and were at 12,879 nos., a decline of 21% over July 2014. These impacted the overall commercial vehicles sales for Tata Motors in the domestic market, that were at 24,687 nos. in July 2015, a decline of 5% over July 2014.

  Cumulative sales of commercial vehicles in the domestic market for the fiscal was 96,038 nos., lower by 5% over last year. Cumulative LCV sales was 51,813 nos., a decline of 19% over last year, while M&HCV sales at 44,225 nos., were higher by 19%, over last year.

  Exports

  The company's sales from exports were 5,078 nos., in July 2015, higher by 16% compared to 4,363 vehicles in July 2014. The cumulative sales from exports for the fiscal at 18,588 nos., were higher by 27%, over 14,590 nos., sold last year.

  About Tata Motors

  Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

  (www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

  Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.